<u>[Letterhead of KCAP Financial, Inc.]</u>

December 22, 2016

<u>VIA EDGAR</u>

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: **KCAP Financial, Inc.**
              File No. 814-00735
              Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of KCAP Financial, Inc. (the "***Company***"), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:

1.   A copy of the Company's Fidelity Bond in the amount of $4,000,000 (the "***Bond***");

2.   A copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Bond; and

3.   A copy of the Single-Insured Investment Bond Agreement, effective December 11, 2016, pursuant to Rule 17g-1(g) under the 1940 Act.

The premium was paid for the period beginning December 11, 2016 and ending December 11, 2017.

If you have any questions regarding this submission, please do not hesitate to call me at (212) 455-8300.

                     Very truly yours,

                     KCAP Financial, Inc.

                     /s/Edward U. Gilpin

                     Edward U. Gilpin
                     Chief Financial Officer

Enclosures

CERTIFICATE OF SECRETARY

The undersigned, Edward U. Gilpin, Chief Financial Officer of KCAP Financial, Inc., a Delaware corporation (the "***Company***"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "***SEC***") in connection with the filing of the Company's fidelity bond (the "***Bond***") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period December 11, 2016 to December 11, 2017.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 22nd day of December, 2016.

KCAP Financial, Inc.

/s/Edward U. Gilpin

Edward U. Gilpin
Chief Financial Officer

**Excerpt from Minutes of the
Meeting of the Board of Directors
of KCAP Financial, Inc.
dated December 14, 2016**

Approval of Fidelity Bond

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder require a BDC, such as the Company, to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a *"covered person"*);

WHEREAS, Rule 17g-1 under the 1940 Act specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a *"single insured bond"*), or (iii) a bond which names the Company and one or more other parties as insureds (a *"joint insured bond"*), as permitted by Rule 17g-1 under the 1940 Act;

WHEREAS, Rule 17g-1 under the 1940 Act requires that a majority of the Independent Directors approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1 under the 1940 Act, which are described in the accompanying memorandum attached hereto; and

WHEREAS, under Rule 17g-1 under the 1940 Act, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices.

NOW, THEREFORE, BE IT RESOLVED, that, having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including a majority of the Independent Directors, hereby determines that the amount, type, form, premium and coverage of the fidelity bond (the *"Fidelity Bond"*), covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and

embezzlement, issued by United States Fire Insurance Company, having an aggregate coverage of $4,000,000, are fair and reasonable;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company;

FURTHER RESOLVED, that the Chief Financial Officer of the Company be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to file a copy of the Fidelity Bond and any other related document or instrument with the SEC;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors, Authorized Officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.



Investment Company Bond

Bond Number 626-035931-1 Issued To:

KCAP Financial, Inc.

December 11, 2016

To

December 11, 2017

Crime & Financial Institutions

Crum & Forster
305 Madison Avenue
PO Box 1973
Morristown, NJ 07960-1973

(973) 490-6600



INVESTMENT COMPANY FIDELITY BOND

UNITED STATES FIRE INSURANCE COMPANY
A DELAWARE CORPORATION
HOME OFFICE: WILMINGTON, DELAWARE
(A Stock Insurance Company, Herein Called the Underwriter)

Bond No. 626-035931-1

DECLARATIONS

Item 1.   Name of Insured (herein called Insured): KCAP Financial, Inc.

Principal Address: 295 Madison Ave., 6th floor, New York, NY 10017

Item 2.   Bond Period: from **12:01a.m. December 11, 2016 to 12:01a.m. December 11, 2017** the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.   Limit of Liability--Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	**$4,000,000**	**$0**
Insuring Agreement (B)-AUDIT EXPENSE	**$50,000**	**$5,000**
Insuring Agreement (C)-ON PREMISES	**$4,000,000**	**$100,000**
Insuring Agreement (D)-IN TRANSIT	**$4,000,000**	**$100,000**
Insuring Agreement (E)-FORGERY OR ALTERATION	**$4,000,000**	**$100,000**
Insuring Agreement (F)-SECURITIES	**$4,000,000**	**$100,000**
Insuring Agreement (G)-COUNTERFEIT CURRENCY	**$4,000,000**	**$100,000**
Insuring Agreement (H)-STOP PAYMENT	**$4,000,000**	**$100,000**
Insuring Agreement (I)-UNCOLLECTIBLE ITEMS OF DEPOSIT	**$4,000,000**	**$100,000**
Optional Insuring Agreements and Coverages:		
COMPUTER SYSTEMS FRAUD	**$4,000,000**	**$100,000**
UNAUTHORIZED SIGNATURES	**$50,000**	**$5,000**
DATA PROCESSING SERVICE OPERATIONS	**$4,000,000**	**$100,000**
DESTRUCTION OF DATA OR PROGRAM BY HACKER/VIRUS	**$4,000,000**	**$100,000**
VOICE COMPUTER SYSTEMS FRAUD	**$4,000,000**	**$100,000**
FRAUDULENT TRANSFER INSTRUCTIONS	**$500,000**	**$50,000**

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.   Offices or Premises Covered--Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions

Item 5.   The liability of the Underwriter is subject to the terms of the following riders attached hereto: OFAC; and Riders 1-17

Item 6.   The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

By _____
Authorized Representative

INVESTMENT COMPANY FIDELITY BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)   FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)   to cause the Insured to sustain such loss; and
(b)   to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)   AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through

any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)   ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)   Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2)   loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for

such loss or damage, always excepting, however, all loss or damage through fire.

(D)   IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)   FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)   SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)   through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a) counterfeited, or
(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
(c) raised or otherwise altered, or lost, or stolen, or

(2)   through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon

any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G)   COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H)   STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)   UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A . ADDITIONAL OFFICES OR EMPLOYEES-
CONSOLIDATION OR MERGER-NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

**THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS
AND LIMITATIONS:**

SECTION 1. DEFINITIONS

    The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a)   "Employee" means:
    (1) any of the Insured's officers, partners, or employees, and
    (2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and
    (3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and
    (4) guest students pursuing their studies or duties in any of the Insured's offices, and
    (5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and
    (6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and
    (7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and
    (8) those persons so designated in Section 15, Central Handling of Securities, and
    (9) any officer, partner or Employee of

        a)   an investment advisor,
        b)   an underwriter (distributor),
        c)   a transfer agent or shareholder accounting record-keeper, or
        d)   an administrator authorized by written agreement to keep financial and/or other required records,

        for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator

which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b)   loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)   loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)   loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)   loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)   loss resulting from any violation by the Insured or by any Employee

    (1)   of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

    (2)   of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)   loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h)   potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)   all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j)   loss through the surrender of Property away from an office of the Insured as a result of a threat

    (1)   to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

> (2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF- LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date

upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a)   becomes aware of facts, or

(b)   receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY FIDELITY BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY
        AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a)   any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or
(b)   any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or
(c)   all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or
(d)   all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or

acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and

shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written

notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate
(a)   as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or
(b)   as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or
(c)   as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;
(a)   on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or
(b)   upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose

without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or

Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)   the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b)   the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c)   the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d)   knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e)   if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)   the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)   the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)   the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.
Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

RIDER 1

ADDITIONAL INSUREDS RIDER

It is agreed that:

1. The following entities shall be additional Insureds under the attached bond::

    Katonah Debt Advisors, LLC;
    Katonah Management Holdings LLC;
    Kohlberg Capital Funding LLC I;
    Katonah X Management LLC;
    Katonah 2007-1 Management LLC; and
    Trimaran Advisors, LLC

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the Bond, other than as stated herein.

3. This rider shall become effective as of 12:01 a.m. on December 11, 2016.

RIDER 2

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

 (1) Entry of Electronic Data or Computer Program into, or

 (2) Change of Electronic Data or Computer Program within

any Computer Systems operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

 (i) property to be transferred, paid or delivered,

 (ii) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

 (iii) an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee or the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2. In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B) Computer System means

 (1) computers with related peripheral components, including storage components wherever located,

 (2) systems and applications software,

 (3) terminal devices, and

 (4) related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A) loss resulting directly or indirectly form the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

  (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

  (2) failure or breakdown of electronic data processing media, or

  (3) error or omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

(E) loss resulting directly from the theft to confidential information

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3. The exclusion below, as found in financial institution bonds forms 14 and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

4. This rider shall become effective as of 12:01 a.m. on December 11, 2016.

RIDER 3

DATA PROCESSING SERVICE OPERATIONS

It is agreed:

1.   The attached bond is amended by adding the following Insuring Agreement:

DATA PROCESSING SERVICE OPERATIONS

a. We will pay for loss sustained by a "client" resulting directly from a fraudulent:

(1) Entry of "electronic data" or "computer program" into; or

(2) Change of "electronic data" or "computer program" within;

any "computer system" covered under the terms of Insuring Agreement **1.**; or

(3) Entry or change of "electronic data" during electronic transmission or physical transit from you to the "client";

provided the fraudulent entry or fraudulent change causes, with regard to Paragraphs **2.a.(1), 2.a.(2)** or **2.a.(3):**

(a) "Property" to be transferred, paid or delivered;

(b) An account of the "client", or a customer of the "client", to be added, deleted, debited or credited; or

(c) An unauthorized account or a fictitious account to be debited or credited;
and for which loss you are legally liable to the "client" as a provider of data processing services.

b. As used throughout this Insuring Agreement, fraudulent entry or fraudulent change of "electronic data" or "computer program" shall include such entry or change made by an employee of yours acting, in good faith, upon a fraudulent instruction:

(1) From a software contractor who has a written agreement with you to design, implement or service "computer programs" for a "computer system" covered under this Insuring Agreement; or

(2) Transmitted by "tested" telex or similar means of "tested" communication (except a "telefacsimile device") purportedly sent by a "customer", financial institution or automated clearinghouse.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

This rider shall become effective as of 12:01 a.m. on December 11, 2016.

RIDER 4

COMPUTER VIRUS & HACKER COVERAGE

It is agreed:

1. The attached bond is amended by adding the following Insuring Agreement:

HACKER OR VIRUS

Loss resulting directly from

1. The malicious destruction of or damage to Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable by Electronic Infiltration of, or a Computer Virus running on, a Computer System and while such data or programs are stored within that Computer System or

2. The Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account or given any value as the direct result of a Computer Virus running on a Computer System.

2. With respect to loss under Paragraph 1. of the Hacker or Virus Insuring Agreement, the liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured. In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

3. In addition to all the definitions, exclusions, conditions, General Agreements and limitations of the attached bond applicable to the Computer Systems Fraud Insuring Agreement, parts 1, 2 and 3 of the Rider adding Computer Systems Fraud to the attached bond also apply with respect to this Rider.

4. Subject to 3, above, all covered loss sustained or incurred by the Insured from the time of initial loss until the time the Computer System is restored to substantially the previous level of operational capability shall be deemed a Single Loss for the purposes of establishing the applicable limit of liability and deductible. There is, however, no coverage under the Hacker or Virus Insuring Agreement for loss sustained or discovered after the expiration or cancellation of the Hacker or Virus Insuring Agreement, except ongoing covered costs incurred to restore a Computer System or Computer Programs or to duplicate Electronic Data or Computer Programs destroyed or damaged while coverage was in effect.

5. It is a condition precedent to coverage under the Hacker or Virus Insuring Agreement that the Insured take all steps necessary to prevent further loss from the impaired or compromised Computer System and to restore the Computer System to substantially the previous level of operational capability as rapidly as reasonably practicable.

6. Computer Systems, as used in the Rider, are limited to any Computer System to which coverage under the Computer Systems Fraud Insuring Agreement of the attached bond applies.

7. As used in this Rider, Computer Virus means a computer program or similar instruction which was intentionally written or altered to incorporate a hidden instruction with the specific purpose to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used or to cause a loss of the sort covered under Paragraph 2 of the Hacker or Virus Insuring Agreement.

8. Electronic infiltration as used in this Rider means the act of fraudulently logging onto a computer system or accessing restricted resources, functions, areas, data or applications within a computer system by a person not authorized to log on or have access thereto and who

   a. intentionally and overtly circumvents or exploits security vulnerabilities in such system or

   b. impersonates another who is so authorized and utilizes such other person's user name or password or access codes without authorization,

with the specific intent of committing a fraudulent or malicious act. Access to Computer System can be by means of a keyboard physically connected to it or a local terminal or a remote terminal, including any device communicating over a network, telephone line, leased line or similar communications channel.

9. The limits of liability and deductible applicable to the Hacker or Virus Insuring Agreement shall be as reflected on Item 4 of the Declarations Page.

10. This rider shall become effective as of 12:01 a.m. on December 11, 2016.

RIDER 5

It is agreed:

1. The attached bond is amended by adding the following Insuring Agreement:

VOICE COMPUTER SYSTEM FRAUD

Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured's premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by

(1) failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

(2) failure to have a call-disconnect feature in operation to automatically terminate a caller's access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

Special Condition:

Under this Insuring Agreement, "Single Loss" means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made

2. This rider shall become effective as of 12:01 a.m. on December 11, 2016.

RIDER 6

It is agreed that:

1. Part (a) and (b) of Section 4. **LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS** of the Conditions and Limitations of the attached bond is deleted and the following substituted in lieu thereof:

   This bond applies to loss discovered by, General Counsel Department, Risk Management Department, or the Human Resources Department during the Bond Period. Discovery occurs when the General Counsel Department, Risk Management Department, or the Human Resources Department first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

   Discovery also occurs when the General Counsel Department, Risk Management Department, or the Human Resources Department of the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

2. The attached bond shall be subject to all of its terms, conditions and limitations except as expressly modified herein.

3. This rider shall become effective as of 12:01 a.m. on December 11, 2016.

CLARIFY DISCOVERY

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORMS NO. 14
TO CLARIFY THE DISCOVERY PROVISION.
Revised to October, 2007

RIDER 7

FRAUDULENT TRANSFER INSTRUCTIONS

1. It is agreed that the following Insuring Agreement is added to the above Bond;

FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail; provided, however that

   (1) The fraudulent instruction purports, and reasonably appears, to have originated from:

   (a) such Customer,

   (b) an Employee acting on instructions of such Customer; or

   (c) another financial institution acting on behalf of such Customer with authority to make such instructions; and

   (2) The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

   (3) The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

   (4) The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

   (5) For any transfer exceeding the amount set forth in item 8 of this Rider, the Insured verified the instruction vie a call back to a predetermined telephone number set forth in the Insureds written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

   (6) The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2. As used in the Rider, Customer means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3. It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

SR 6271
FRAUDULENT TRANSFER INSTRUCTIONS RIDER
FOR USE WITH FINANCIAL
INSTITUTIONS B0ND, STANDARD
FORM NO 14, 15, 24 & 25
REVISED TO JANUARY, 2004

4. The following additional Exclusions are added to the Bond applicable only this Insuring Agreement:

    (a) loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code: and

    (b) loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic Message, or as an attachment to an electronic message, sent via the Internet, unless:

        (1) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

        (2) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5. Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

6. For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shaft be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

7. The Single Loss Limit of Liability and Single Loss Deductible applicable to loss as set forth on Item 4. of the Declarations.

8. The amount of any single transfer for which verification via a call back will be required is: $50,000.

9. This rider shall become effective as of 12:01 a.m. on December 11, 2016.

SR 6271
FRAUDULENT TRANSFER INSTRUCTIONS RIDER
FOR USE WITH FINANCIAL
INSTITUTIONS B0ND, STANDARD
FORM NO 14, 15, 24 & 25
REVISED TO JANUARY, 2004

RIDER 8

INSURED'S ERISA PLANS

It is agreed that the attached bond is amended by adding the following to the General Agreements section:

(G). If any Employee or director of the Insured is required to provide a bond to a health, welfare or pension plan owned by the insured subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the Plan), the majority of whose beneficiaries are Employees or former Employees of the Insured, the Plan shall be deemed an Insured under this bond for the purposes of insuring Agreement (A) only and, in addition to all other terms and conditions of this bond, subject to the following:

    (1) the deductible by Section 12 of the Conditions and Limitations section of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:

        (a) the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold "employer securities" within the meaning of section 407(d)(1) of ERISA; or

        (b) the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold "employer securities" within the meaning of section 407(d)(1) of ERISA;

    (2) notwithstanding Section 3 of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and

    (3) if more than one Plan subject to ERISA is an Insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

This rider shall become effective as of 12:01 a.m. on December 11, 2016.

.

RIDER 9

UNAUTHORIZED SIGNATURES COVERAGE

It is agreed that:

1.   The attached bond is amended by adding the following Insuring Agreement:

Unauthorized Signatures

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account. It shall be a condition precedent to the Insured's right of recovery under this Coverage that the Insured shall have on file signature of all persons who are signatories on such account.

2.   For purposes of this Insuring Agreement only, the Annual Aggregate Limit of Liability under this Insuring Agreement is **$50,000**. The Single Loss Limit of Liability under this Insuring Agreement is **$50,000**.

3.   The Single Loss Deductible under this Insuring Agreement is **$5,000**.

4.   Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

5.   This rider shall become effective as of 12:01 a.m. on December 11, 2016.

RIDER 10

It is agreed that:

1.   Insuring Agreement (G), COUNTERFEIT CURRENCY, is deleted in its entirety and replaced with the following:

"COUNTERFEIT CURRENCY

(G) Loss resulting directly from the receipt by the Insured, in good faith, of any counterfeit money of the United States of America, Canada or of any other country."

2.   Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.

3.   This rider shall become effective as of 12:01 a.m. on December 11, 2016.

RIDER 11

It is agreed that the Named Insured is as follows:

KCAP Financial, Inc. and,

1. Subsidiaries;

2. Affiliates;

3. Employee benefit plans for which **KCAP Financial, Inc.** or

   Subsidiaries or Affiliates are sponsors or fiduciaries;

4. Any entity or plan which becomes an Insured after the effective date of this coverage pursuant to General Agreement A of the policy to which this rider is attached;

Subsidiary means any past or current entity (whether corporate, partnership or   other form) in which 50% or more of the voting interests are owned directly or indirectly by **KCAP Financial, Inc.** and only while that control and management existed or continues to exist.

Affiliate means any past or current entity (whether corporate, partnership or other form) which is controlled and managed by **KCAP Financial, Inc.** or any Subsidiary pursuant to written agreement and only while that control and management existed or continues to exist.

If a joint venture or partnership which is not an Insured hereunder but in which an Insured has an ownership interest, sustains a loss to which this bond otherwise would apply, the proportion of the loss, net of all amounts which are or could be recovered under any other insurance or indemnity, which is equivalent to the Insured's ownership interest, will be considered insured hereunder.

This rider shall become effective as of 12:01 a.m. on December 11, 2016.

RIDER 12

It is agreed that:

1.   Section **13**. **TERMINATION** of the Conditions and Limitations of the attached bond is hereby amended by deleting the number "60" in the first paragraph and by substituting the number "90" in lieu thereof.

2.   The attached bond shall be subject to all of its terms, conditions and limitations except as expressly modified herein.

3.   This rider shall become effective as of 12:01 a.m. on December 11, 2016.

RIDER 13

<u>AMEND FIDELITY AGREEMENT</u>

In consideration of the premium charged, it is hereby understood and agreed that:

1.   Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:

    (A)   Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

    Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

    (1)   to cause the Insured to sustain such loss; or
    (2)   to obtain financial benefit for the Employee or another person or entity.

    However, if some or all of the Insured's loss results directly or indirectly from:

        (1) Loans, that portion of the loss is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit; or

        (2) trading, that portion of the loss is not covered unless the Employee also has received, in connection herewith, an improper financial benefit..

    As used throughout this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the normal course of employment, including, but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions, or other emoluments.

    As used throughout this Insuring Agreement, loss does not include any employee benefits received in the normal course of employment, including, but not limited to: fees, bonuses, promotions, awards, profit sharing or pensions, intentionally paid by the Insured.

2.   Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

3.   This rider shall become effective as of 12:01 a.m. on December 11, 2016.

RIDER 14

It is agreed that:

1. Part (a) of the section entitled "Termination or Cancellation" of this bond/policy is deleted and cancellation of this bond/policy by the Underwriter/Company is subject to the following provisions:

   a. If this bond/policy has been in effect for 60 days or less, the Underwriter/Company may cancel this bond/policy by mailing or delivering to the first named insured written notice of cancellation at least:

      (1) 20 days before the effective date of cancellation if the Underwriter/Company cancels for any reason not included in paragraph (2) below.

      (2) 15 days before the effective date of cancellation if the Underwriter/Company cancels for any of the following reasons:

         (i) Nonpayment of premium provided, however, that a notice of cancellation for this reason shall inform the Insured of the amount due;

         (ii) Conviction of a crime arising out of acts increasing the hazard insured against;

         (iii) Discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of a claim;

         (iv) After issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of any bond/policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current bond/policy period;

         (v) Material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the bond/policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the bond/policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

         (vi) Required pursuant to a determination by the Superintendent that the continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public;

         (vii) A determination by the Superintendent that the continuation of the bond/policy would violate, or would place us in violation of, any provision of the Insurance Code; or

         (viii) Where the Underwriter/Company has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that an insured will destroy, or permit to be destroyed, the insured property for the purpose of collecting the insurance proceeds. If the Underwriter/Company cancels for this reason, the first named insured may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review the cancellation decision. Also, the Underwriter/Company will simultaneously send a copy of the cancellation notice to the Insurance Department.

   b. If this bond/policy has been in effect for more than 60 days, or if this bond/policy is a renewal or continuation of a bond/policy the Underwriter/Company issued, the Underwriter/Company may cancel only for any of the reasons listed in paragraph 2. above, provided the Underwriter/Company mails the first named Insured written notice at least 15 days before the effective date of cancellation. If the cancellation is for nonpayment of premium, the notice of cancellation shall inform the Insured of the amount due.

   c. The Underwrite/Company will mail or deliver notice, including the reason for cancellation, to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker.

   d. If this bond/policy is canceled, the Underwriter/Company will send the first named Insured any premium refund due. If the Underwriter/Company cancels, the refund will be pro rata. If the first named Insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a

premium finance agreement, the cancellation refund will be pro rata. Under such financed policies, the Underwriter/Company will be entitled to retain a minimum earned premium of 10% of the total premium or $60, whichever is greater. The cancellation will be effective even if the Underwriter/Company has not made or offered a refund.

    e. If one of the reasons for cancellation in paragraph a.(2) exists, the Underwriter/Company may cancel this entire bond/policy, even if the reason for cancellation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this bond/policy.

2. Renewal or nonrenewal of this bond/policy by the Underwriter/Company is subject to the following provisions:

    a. If the Underwriter/Company decides not to renew this bond/policy, it will send notice as provided in paragraph c. below.

    b. If the Underwriter/Company conditionally renews this bond/policy subject to a change of limits, change in type of coverage, reduction of coverage, increased deductible, addition of exclusion, or increased premiums in excess of 10% (exclusive of any premium increase due to insured value added, increased exposure units, or as a result of experience rating, loss rating, retrospective rating or audit) the Underwriter/Company will send notice as provided in paragraph c. below.

    c. If the Underwriter/Company decides not to renew this bond/policy, or to conditionally renew this bond/policy as provided in paragraph 2.b. above, the Underwriter/Company will mail or deliver written notice to the first named Insured shown in the Declarations at least 60 days, but not more than 120 days, before the expiration date of the bond/policy or, the anniversary date if this is a continuous bond/policy.

    d. Notice will be mailed or delivered to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.

    e. Notice will include the availability of loss information and the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and a description of any other changes.

    f. If the Underwriter/Company violates the provisions of paragraph c. above by sending the first named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice:

        (1) prior to the expiration date of the bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy at the lower of current rates or the prior period's rates until 60 days after such notice is mailed or delivered, unless the first named Insured, during this 60 day period, has replaced the coverage or elects to cancel; provided, however, that if the Insured elects to renew on the basis or a conditional renewal notice and the notice was provided at least thirty (30) days prior to the expiration date of this bond/policy, then the terms, conditions and rates set forth in the conditional renewal notice shall apply as of the renewal date; or

        (2) on or after the expiration date of this bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy for another required bond/policy period, at the lower of the current rates or the prior period's rates, unless the first named Insured, during this additional required bond/policy period, has replaced the coverage or elects to cancel.

    g. The Underwriter/Company need not send notice of nonrenewal or conditional renewal if the first named Insured, its authorized agent or broker or another insurer of the first named Insured mails or delivers notice that this bond/policy has been replaced or is no longer desired.

3. This rider shall become effective as of 12:01 a.m. on December 11, 2016.

NEW YORK STATUTORY RIDER/ENDORSEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24 AND 25, AND EXCESS BANK EMPLOYEE DISHONESTY BOND, STANDARD FORM NO. 28, AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH STAUTORY REQUIREMENTS.

REVISED TO JULY 2009

SR 6180d

RIDER 15

LOSS OF CONFIDENTIAL OR PERSONAL INFORMATION

It is agreed that:

1. Coverage shall not apply to any loss resulting directly or indirectly from**:**

   (1) The disclosure of your or another person's or organization's confidential or personal information including, but not limited to, patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information or any other type of nonpublic information; or

   (2) The use of another person's or organizations confidential or personal information including, but not limited to, patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information or any other type of nonpublic information.

2. The following is added to Section 2. Exclusions:

   (3) Fees, costs, fines, penalties and other expenses incurred by you which are related to the access to or disclosure of another person's or organization's confidential or personal information including, but not limited to, patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information or any other type of nonpublic information.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

This rider shall become effective as of 12:01 a.m. on December 11, 2016.

RIDER 16

<u>AMEND DEFINITION OF EMPLOYEE</u>

It is agreed that:

1. The definition of Employee in Section 1(a) of the Conditions and Limitations Clause is hereby amended to include the following individuals identified below:

    - Non-compensated officers, directors or trustees while performing duties as an employee;
    - Interns;
    - Retired employees employed on a consulting, contingent or part-time basis;
    - Any employee who has been granted a waiver of a prior dishonesty situation by any insurer providing a Financial Institution Bond or similar type of coverage for the Insured;
    - Temporary or part-time workers.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

3. This rider shall become effective as of 12:01 a.m. on December 11, 2016.

RIDER 17

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

CLAIMS EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for loss under any Insuring Agreement or any other valid coverage added by rider, which expense is in excess of the Single Loss Deductible Amount shown in the Declarations. The Underwriter's aggregate liability for all such expenses paid by the Insured during the Bond Period shall not exceed the limit of liability shown in the Declarations, which shall be part of, not in addition to, the Aggregate Limit of Liability stated in the Declarations.

2. Exclusion **(k)** in Section **2** of the attached bond does not apply to loss covered under this Insuring Agreement.

3. This rider shall become effective as of 12:01 a.m. on December 11, 2016.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN
ASSETS CONTROL ("OFAC")
ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this policyholder notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

ELECTRONIC SIGNATURE PAGE

The purpose of the electronic signature is to assure you and us that the attached policy has not been altered since we issued it. Once the signature is affixed, any change invalidates the signature.

The origin of the signature, itself, can be verified by use of the appropriate public key encryption file. You can either request that file from the underwriter or, once you are satisfied as to the source of this document, you can import the electronic identity directly into your pdf reader from this file.

Diego Ortiz

Digitally signed by Diego Ortiz
DN: cn=Diego Ortiz, o=Crum &
Forster, ou=Professional Risk,
email=Diego.Ortiz@cfins.com, c=US
Date: 2016.12.21 15:54:21 -05'00'